FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

For September 2012

CHAI-NA-TA CORP.
Unit 1700 - 666 Burrard Street
Vancouver, BC V6C 2X8

Attachments:

1.	News Release dated September 27, 2012 – Chai-Na-Ta Corp. files Certificate of Dissolution
2.	Form 17 – Articles of Dissolution
3.	Certificate of Dissolution

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F – [ X ] Form 40-F – [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes – [   ] No – [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

SIGNED “WILMAN WONG”
Date:	September 27, 2012
Wilman Wong
Authorised Representative